Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following article was posted by Time Warner Cable Inc. on its internal employee website on May 7, 2014:

Peter Stern: The Merger, Products and the Importance of Culture

There's a lot happening within TWC and the industry. From the proposed merger with Comcast to a continued cadence of launching and enhancing products and services, it's a busy time at the nation's second largest cable operator. To discuss today's environment and answer some of the most prevalent questions on employees' minds, Perspective caught up with Peter Stern, EVP and Chief Strategy, People & Corporate Development Officer to share some of his insights.

It's been a few months since the TWC/Comcast merger announcement. What are the most important things you think TWC employees should understand about this agreement?

Assuming this merger closes, for the vast majority of TWC employees, life is going to be strikingly similar after the close as compared with before. And if past mergers are any guide, we will need most of our employees in the new company. For those who may not find new roles, we will do all we can to treat our people right and help them find the next new opportunity in their career quickly.

From a marketplace perspective, consolidation in the cable industry will lead to more innovation; will make us more competitive, especially in business services; and will make it easier for us to engage in things like national marketing and national mover campaigns. So this is really good for our industry, customers, shareholders, and most of our people.

The recent Senate hearings on the proposed merger provided an interesting glimpse into the benefits and concerns expressed by both programmers and consumer groups. What, if anything did you and the leadership team learn from that discussion?

The level of understanding of the cable industry outside the industry, and especially in Congress, is surprisingly thin. So it's our job to educate people about how the industry works and why this form of consolidation is 100 percent good for consumers.

Most of the opposing voices we hear regarding TWC/Comcast express a concern over the Internet market and the need to keep net neutrality alive. Can you talk about this viewpoint and the intensity around it?

To my knowledge, Time Warner Cable, Comcast, and other major cable companies have never done anything to discriminate against or block a lawful provider of Internet content, so the whole concept of net neutrality is a solution in search of a problem. And TWC voluntarily agreed to abide by the net neutrality principles anyway. But people are passionate about the Internet because it is so important to our society. And there are some companies, like Netflix, that are trying to make a political issue around what are really economic issues, for their own benefit. So they're engaging in scare tactics. All we can do is to just keep delivering great Internet, which I'm proud to say we are doing. (Read the Perspective feature: Unraveling the Mystery of Net Neutrality by clicking here.)

In Rob's message to employees from March 3rd, on the public process for reviewing the merger, he mentioned public events that will need to happen. But what are some of the less public events or triggers that put us closer to the finish line?

Our Board has already agreed to the merger. So at this point, approval requires various federal, state, and local agencies to agree to the merger, in addition to our shareholders - these are the public events.

The less public stuff isn't about approval; it's planning for how we will operate post-merger. That process has just started to pick up steam. We have a Steering Committee from both Comcast and Time Warner Cable comprising some of our top executives. And Artie Minson is Time Warner Cable's overall integration leader. Beyond that, we've begun to put together teams in various areas like Customer Care, Network Operations, Product, Finance, and HR - those groups are just holding their first meetings this month and next because we still have many months before the close.

As you know, TWC employees have submitted more than 1,000 questions about the merger. While we are answering as many as we can, can you talk about why some questions just simply can't be answered until later in the process?

We are totally committed to sharing as much information as we can with our people as soon as we can. We've got a process in place to turn around questions within about a week. But there are some questions we simply can't answer-not because we're holding back, but rather because we don't know the answer. Most of those are some variant on the most important question:

"What does the merger mean for me personally?" And the reason we can't always answer that is because we have a lot of people in a lot of locations and Comcast hasn't decided on its detailed integration plan at this point.

Generally, with the announcement of a potential change in the business such as what we are experiencing, the competition seizes on an opportunity to introduce fear, uncertainty and doubt into consumers to benefit their sales. Obviously, competition hasn't stopped, but are you seeing any of this in the marketplace?

We're seeing this most pronounced in the area of Business Services. Companies like AT&T and Verizon recognize that consolidation in the cable industry makes us more competitive in serving larger businesses. And they are using the merger as a pretext to scare customers that things might change for the worse. But the real truth is that things are likely to just keeping getting better for our customers given the investments we are making.

In addition to your roles in strategy and HR, you also oversee our Residential Internet, phone and Time Warner Cable IntelligentHome product lines. What are you excited about in those areas?

In phone, I'm really excited about our recent launch of unlimited free calling to Mexico - a first among any U.S. cable or telecom company and a tremendous value to customers and potential customers in some of our largest markets. Later this year we'll be launching an app that will allow customers to use their TWC phone service on their mobile phone - so they'll be able to make and receive TWC calls from anywhere, including free calls to Mexico.

In HSD, I'm really excited about our speed increases as part of TWC MAXX and the deployment of next-generation cable modems. We're increasing speeds for Standard subs by more than 3x from 15 mbps to 50 mbps, and for Ultimate subs from 50 or 100 mbps to 300 mbps. Those are huge increases. And later this year we'll be deploying new gateways that support the WiFi 802.11ac standard - which will provide even greater home networking speeds and range.

Our WiFi deployment is going great - we're filling in the gaps in LA and really blowing out NYC, while continuing to deploy WiFi in a number of other cities. And Business Services is now driving WiFi hotspots into small businesses at a rapid pace and we're seeing great usage in those locations, which helps both our business and residential customers.

IntelligentHome is really hitting its stride now. A lot of our focus this year is on making the installation process faster and easier for our technicians so that we can continue to mainstream this product into our operations, but we've also got all sorts of cool new sensors and actuators on the way - like automatic door locks and smart light bulbs, just to name a couple.

Since the beginning of the year we've talked a lot about the importance of culture. Why is it important that we keep the TWC culture alive during this process and what activities are underway in that regard?

Until this merger is complete we have a responsibility to run our business. And part of our business is the culture we foster for the 52,000 people that come to work here each day. That means we move forward with our evolution to more of a performance-oriented culture. What we mean by that is a culture in which our people set ambitious goals, get the support they need from their leaders to help them grow and develop so they can achieve those goals, and where we all take accountability for results. I'm happy to say that we've made great strides on this. For the first time, virtually all of our employees have set challenging goals for 2014. We're working on a new training program for all our employees on how to have higher quality conversations about development and performance that we'll be rolling out in time for mid-year conversations. We are also creating a new mentoring program for people interested that has already been oversubscribed. All of these support our move to a performance-oriented culture.

We're also trying to move to a more flexible culture. An example of that is our implementation of Flex 15/5 in our call centers. This program recognizes that "life happens" and occasionally people are going to be late to work for reasons beyond their control. So if people are 15 minutes late (or 5 minutes after a lunch break) they can make it up later. This doesn't make it OK to be habitually late, but instead it puts the discussion in the hands of our front-line people and their managers. So in way that ties back to a culture that's focused on performance and accountability, rather than inflexible rules.

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, on March 20, 2014, Comcast filed with the SEC, a registration statement on Form S-4 that includes a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.